

May 17, 2013

Via E-mail
Mr. Robert G. O'Brien
Executive Vice President and Chief Financial Officer
Forest City Enterprises, Inc.
50 Public Square
Suite 1100
Cleveland, OH 44113

> Re: **Forest City Enterprises, Inc.**
> **Form 10-K for fiscal year ended January 31, 2013**
> **Filed on March 27, 2013**
> **File No. 001-04372**

Dear Mr. O'Brien:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Results of Operations, page 47

EBDT and FFO, page 49

1.   We note that you will no longer report EBDT in future periodic filings. Please tell us if EBDT is still a measure of segment profit or loss reviewed by the chief operating decision maker and if you will continue to disclose EBDT in your segment footnote. Also, please tell us if you consider EBDT to be a key performance indictor. If so, please

tell us how you determined it is appropriate to remove your EBDT from Management's Discussion and Analysis of Financial Condition and Results of Operations.

Commercial Net Operating Income, page 57

2.   We note your disclosure of the percentage change of comparable NOI for commercial and residential properties on pages 57 and 59. We also note your reconciliation of NOI to net earnings on page 8. In future filings, please also provide a reconciliation of comparable NOI. Please refer to Item 10(e) of Regulation S-K. Within your response, please provide us an example of your proposed disclosure.

Financial Statements, page 80

General

3.   For the three most recent fiscal years, please provide your Rule 3-09 significance test calculations for the Nets.

Consolidated Statements of Operations, page 83

4.   Please tell us if your income statement items related to your equity method investments and earnings from continuing operations attributable to noncontrolling interests are gross of tax expense. If so, please tell us how you determined it was appropriate to present these line items gross of tax expense.   In future filings, please disclose whether these line items are gross or net of tax.

5.   It appears that Net (gain) loss on land held for divestiture activity includes both impairment and gain on sale of land held for divestiture. Please tell us how your presentation of Net (gain) loss on land held for divestiture activity complies with Item 5-03 of Regulation S-X and ASC 205. Specifically, your response should address how management determined that this line item is related to continuing operations as well as how management determined it was appropriate to present the gain on sale of land held for divestiture within expenses.

Notes to Consolidated Financial Statements, page 89

A. Summary of Significant Accounting Policies, page 89

Variable Interest Entities, page 89

6.   It appears that you continue to consolidate the entity that owns the Barclays Center despite your determination that the entity no longer is a VIE and your apparent 34% ownership interest in that entity. Please tell us how you determined it was appropriate to continue to consolidate this entity. Within your response, please reference the

authoritative accounting literature management relied upon.

Accumulated Other Comprehensive Loss, page 95

7. Please tell us how you determined it was appropriate to aggregate noncontrolling interest with the income tax benefit in your disclosure of accumulated other comprehensive loss. Within your response, please reference the authoritative accounting literature management relied upon.

H. Senior and Subordinate Debt, page 104

Convertible Senior Notes due 2016, page 104

8. We note you recorded an expense for the additional amounts paid to induce the holders to exchange their 2016 Senior Notes. Please tell us if the amount expensed represents only amounts paid in cash or if it represents the fair value of all securities and other consideration transferred in excess of the fair value of securities issuable pursuant to the original conversion terms. Please refer to paragraph 16 of ASC 470-20-40.

K. Commercial Group Land Sales, page 113

9. Please clarify for us the nature of the land sales within your commercial group. Your response should address whether or not sales of land adjacent to commercial group projects represents ongoing major or central operations of your company, or tell us how you determined that the gross proceeds received from the commercial group land sales is revenue.

Schedule III – Real Estate and Accumulated Depreciation, page 147

10. With respect to your reconciliation on page 151, please tell us what change in accounting method of property is resulting in additions and deductions to your real estate carrying values.

Form 10-K/A for the fiscal year ended January 31, 2013

Exhibit 99.2

Financial Statements

Notes to Consolidated Financial Statements, page 7

B. Deconsolidation (unaudited), page 10

11. Please tell us why footnote B on pages 10 through 16 are marked as unaudited.

Mr. Robert G. O'Brien
Forest City Enterprises, Inc.
May 17, 2013
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581, Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief